Ladenburg Thalmann & Co. Inc.

999 Vanderbilt Beach Road, Suite 200

Naples, Florida 34108

July 25, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Cellectar Biosciences, INC.

Registration Statement on Form S-1 (Registration No. 333-225675)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by Cellectar Biosciences, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:15 p.m. (Eastern Time), or as soon as practicable thereafter, on July 26, 2018, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director